

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 23, 2014

<u>Via Facsimile</u>
Mr. Kevin D. Maloney
Chairman, Chief Executive Officer, and President
QuantumSphere, Inc.
2905 Tech Center Drive
Santa Ana, CA 92705

  Re: **QuantumSphere, Inc.**
    Amendment 1 to Current Report on Form 8-K
    Filed June 16, 2014
    File No. 0-53913

Dear Mr. Maloney:

  We reviewed the filing and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Liquidity and Capital Resources, page 29</u>

1. We note your response to prior comment seven from our letter dated May 22, 2014 and the revision to your Form 8-K/A. Please expand your narrative to discuss also the components of your statements of cash flows for the year ended December 31, 2013 and the reasons for any significant changes in working capital items between December 31, 2013 and December 31, 2012. We note that certain of the information we requested above was previously disclosed on page 29 of your Form 8-K filed on April 28, 2014.

<u>Exhibit Index, page 77</u>

2. It is unclear to which exhibit or exhibits footnote (1) relates.   Please revise.

<u>Exhibits 2.1 and 2.2</u>

3. Refer to comment 13 in our May 22, 2014 letter. The table of contents for each of these exhibits continues not to include a complete list of attachments. The table of contents for exhibit 2.1 omits exhibits B, C, and D; the table of contents for exhibit 2.2 omits exhibits B

and C. Additionally, you did not indicate in the exhibit index by footnote or otherwise your agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

Exhibit 99.1 – Audited Financial Statements of QuantumSphere, Inc.

General

4. We note your response to prior comment 15; however, it does not appear that you addressed our comment with respect to entity-wide information. In this regard, please revise your disclosures:

- to provide information about products and services as provided in ASC 280-10-50-40, to the extent applicable, since it appears from your MD&A that you sell both metal/alloys, as well as electrodes; and

- to provide information about major customers as provided in ASC 280-10-50-42, as applicable.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Information

5. Please remove the pro forma balance sheet as of December 31, 2013 since your pro forma balance sheet should be based on the latest balance sheet included in the filing. Refer to Rule 11-02(c)(1) of Regulation S-X.

6. Please revise your pro forma combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 to include historical and pro forma loss per share information as provided by Rule 11-02(b)(7) of Regulation S-X.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director